Northeast Investors Growth Fund

100 High Street

Boston, MA 02110

January 27, 2016

VIA EDGAR

Mr. Ken Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington D.C.  20549

RE:

Northeast Investors Growth Fund (the “Registrant”)

File Nos. 002-68483; 811-03074

Dear Mr. Ellington:

On behalf of the Registrant, this letter provides responses to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to the undersigned Rob Kane of the Registrant on January 21, 2016 and to Sareena Khwaja-Dixon of ALPS Fund Services, Inc. on January 22, 2016 in connection with the Staff’s review of the Registrant’s Form N-CSR, filed with the SEC via EDGAR on March 9, 2015 for the reporting period ended December 31, 2014 (the “Annual Report”).

Set forth in the numbered paragraphs below are summaries of your comments followed by the Registrant’s responses.  In response to your request, this letter is being submitted to the Commission as a correspondence filing via EDGAR within thirty (30) days of receipt of your comments.

1.

Comment:  Please include a Tandy representation with any correspondence filed as a response to these Staff comments.

Response:  The Registrant directs the Staff to the representations made at the close of this letter.

2.

Comment:  Provide the information required by Item 27(b)(7)(ii)(A) of Form N-1A in the format of a line graph.

Response:  The Registrant undertakes to ensure that information required by Item 27(b)(7)(ii)(A) of Form N-1A is included in the format of a line graph in future reports.

3.

Comment:  Pursuant to Article 6-04.12 of Regulation S-X, in the Statement of Assets and Liabilities section of the Annual Report separately state, to the extent

U.S. Securities and Exchange Commission

January 27, 2016

there are any, amounts payable to the Trustees as of the end of the reporting period.

Response:  The Registrant confirms that there were no amounts payable to the Trustees as of the reporting period ended December 31, 2014 and undertakes to ensure that amounts payable to the Trustees as of the end of the reporting period, if any, are separately stated in future reports.

* * * * *

In response to your request, the Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to a filing; and

•

If, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at 617-778-5414.

Sincerely,

/s/ Rob Kane

Rob Kane

Vice President, Northeast Investors Growth Fund

cc:

Leonard A. Pierce, Esquire, of Wilmer Cutler Pickering Hale and Dorr LLP

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